Hawker Resources Inc. Completes Flow-Through Common Share Private Placement

December 5, 2003

CALGARY, ALBERTA

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Hawker Resources Completes Private Placement

Hawker Resources Inc. today completed its previously announced “bought deal” private placement of 2,900,000 flow-through common shares (“Flow-Through Shares”) at a price of $5.25, for total gross proceeds of $15,225,000. Hawker now has 28,671,637 equity shares outstanding. The underwriting syndicate was led by Peters & Co. Limited and included Tristone Capital Inc., FirstEnergy Capital Corp. and Griffiths McBurney & Partners.

Net proceeds of the offering will be used to incur Canadian Exploration Expenses under the Income Tax Act (Canada) (the “Qualifying Expenditures”) prior to December 31, 2004 in the aggregate amount of $15,225,000. Hawker shall renounce the Qualifying Expenditures so incurred to the purchasers of the Flow-Through Shares such that $5.25 per Flow-Through Share shall be deductible against the subscribers’ income for the fiscal year ended December 31, 2003. The proceeds of the Flow-Through Share offering will be used to incur Qualifying Expenditures for the continued exploration of Hawker’s oil and natural gas properties prior to December 31, 2004. The proceeds of the private placement may be used to temporarily reduce indebtedness until required for the foregoing purposes.

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Hawker Resources Inc.

Mr. David A. Tuer, President & CEO
Tel.: (403) 290-4874

Mr. Barry R. Herring, Vice President & CFO
Tel.: (403) 290-4856

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.